EXHIBIT 99.1

WORLD GAMING PLC

(AIM)

(‘World Gaming’ or ‘the Company’)

Statement regarding debt facilities

The Board of World Gaming announce, having reviewed the Company’s debt facilities agreement, that the Directors believe it may be in technical default of its loan conditions due to a material adverse change in the circumstances of the business, arising from proposed changes in legislation in the United States.

The Company continues to operate at the current time and is in discussion with its lenders.

03 October 2006

Enquiries:

World Gaming plc	Tel. +1 888 883 0833

Daniel Moran, Chief Executive

Daniel Stewart Securities	Tel. 020 7776 6550

Ruari McGirr

College Hill	Tel. 020 7457 2020

Jamie Ramsay

The Ordinary Shares have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States or to a U.S. person (as such term is defined in Regulations S under the Securities Act) absent registration or an applicable exemption from registration under the Securities Act.

Notes to Editors

World Gaming plc is a UK based holding company whose subsidiaries participate in Internet gaming software licensing and operations. The World Gaming Group is an international developer, licensor, and provider of online gaming products, including casino, sportsbook, and pari-mutuel betting.

World Gaming’s Ordinary Shares are traded on the London Stock Exchange, Alternative Investment Market (“AIM”) under the symbol WGP and the Over The Counter Bulletin Board market in the U.S. under symbol WGMGY.

Further information on the Company can be found at:

www.worldgaming.com